Valley Financial Corporation

June 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Valley Financial Corporation
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-156683)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Valley Financial Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-156683) together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement was originally filed on January 12, 2009 to register a warrant to purchase shares of the Company’s common stock and the underlying shares for resale by selling securityholders.  The Registration Statement was declared effective on March 2, 2009, and no securities have been sold pursuant to the Registration Statement.  On November 13, 2013, the Company announced that it had completed the repurchase of the warrant.  The Company is therefore withdrawing the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

Your assistance in this matter is greatly appreciated.  Please forward copies of the order consenting to the withdrawal of the Registration Statement to Charles W. Kemp at Williams Mullen, 200 South 10th Street, Richmond, Virginia 23219, via facsimile at (804) 420-6507.  If you have questions or require additional information, please do not hesitate to contact Mr. Kemp at (804) 420-6929.

Very truly yours,

VALLEY FINANCIAL CORPORATION

By:	/s/ Kimberly B. Snyder
Kimberly B. Snyder
Executive Vice President
and Chief Financial Officer

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